                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )
                         DONNA KARAN INTERNATIONAL INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    257826107
                              ---------------------
                                 (CUSIP Number)

                             Robert H. Werbel, Esq.
                          Werbel McMillin & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 3, 1996
                         --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 51

                                 SCHEDULE 13D

- -------------------                                         -----------------
CUSIP No. 257826107                                         Page 2 of 51
- -------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Donna Karan  -  S.S. Number: ###-##-####
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
          (See Item 2) (1)                                            (b)  [X]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
     3,605,744 (See Item 5)
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
       498,808 (See Item 5)
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     3,605,744 (See Item 5)
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
       498,808 (See Item 5)
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,306,467(2)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     (3)                                                [X]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.7%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

(1) Notwithstanding the agreements described in Item 6, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 961,532 shares of Common Stock held by Stephan Weiss, who is married to the Reporting Person, 48,077 shares of Common Stock held by The Trust Under Trust Agreement For The Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, 192,306 shares of Common Stock held by The Trust Under Trust Agreement For The Benefit of Donna Karan and 498,808 shares of Common Stock held by Gabrielle Studio, Inc. However, The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as hereinafter defined) which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in
Item 6 and filed pursuant to Item 7. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are the subject of the Voting Agreement, to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7. Also excludes nine shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also the subject of the Stockholders' Agreement. The Reporting Person disclaims beneficial ownership of such shares.

                                 SCHEDULE 13D
- -------------------                                         -----------------
CUSIP No. 257826107                                         Page 4 of 51
- -------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Stephan Weiss    - S.S. Number: ###-##-####
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
               (See Item 2) (1)                                       (b)  [X]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
     1,201,915 (See Item 5)
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
       498,808 (See Item 5)
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     1,201,915 (See Item 5)
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
       498,808 (See Item 5)
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,306,467(2)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*   (3)                                                  [X]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.7%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

(1) Notwithstanding the agreements described in Item 6, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,605,744 shares of Common Stock held by Donna Karan, who is married to the Reporting Person, 48,077 shares of Common Stock held by The Trust Under Trust Agreement For The Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, for which the Reporting Person acts as Trustee, 192,306 shares of Common Stock held by The Trust Under Trust Agreement For The Benefit of Donna Karan, for which the Reporting Person acts as Trustee, and 498,808 shares of Common Stock held by Gabrielle Studio, Inc. However, The Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 10% owner.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as hereinafter defined) which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in
Item 6 and filed pursuant to Item 7. Also does not include shares of Class B Common Stock held by members of the Takihyo Group (as hereinafter defined) which are the subject of the Voting Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7. Also excludes nine shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss which are the subject of the Stockholders' Agreement. The Reporting Person disclaims beneficial ownership of such shares.

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share ("Common Stock").

          (b)  Issuer:   Donna Karan International Inc. (the "Issuer")
                         550 Seventh Avenue
                         New York, NY 10018

Item 2.   Identity and Background

          (a-c), (f). The persons (the "Reporting Persons") filing this statement are Donna Karan ("Karan") a citizen of the United States and Stephen Weiss ("Weiss") a citizen of the United States. Karan and Weiss are married to each other. The principal business address for each of the Reporting Persons is 550 Seventh Avenue, New York, NY 10018.

          Karan is primarily engaged as Chairman of the Board, Chief Executive Officer and Chief Designer of the Issuer. Weiss is the Vice Chairman of the Board of the Issuer.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

          (d,e). During the last five years, neither of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          In connection with the initial public offering of Common Stock, Karan and Weiss (i) each acquired upon the incorporation of the Issuer nine shares of Class A Common Stock of the Issuer and (ii) entered into an Agreement and Plan of Contribution (the "Contribution Agreement") whereby they contributed to the Issuer all their shares in each of Gabby Apparel, Inc., The Donna Karan Store Corporation, DK Shoe Corp. and Gabrielle Japan, Inc. the various corporations through which Karan and Weiss held their interests in the DK Companies, (1), except for their shares in Gabrielle Studio, Inc. ("Gabrielle")(2), in exchange for 3,605,744 and 961,532 shares of Common Stock, respectively.


Item 4.   Purpose of Transaction

          (b) The Reporting Persons have acquired the shares of Common Stock owned by each of them pursuant to the Contribution Agreement in connection with the concurrent initial public offering of Common Stock by the Issuer. Certain changes in the composition in the Issuer's Board of Directors is expected in connection with such acquisition. See summary description in Item 6 of the Shareholders' Agreement filed herewith pursuant to Item 7 for explanation thereof.



- ------------------------------------------

(1) The DK Companies include New York general partnerships formed in 1984 by Karan, Weiss and members of the Takihyo Group (as hereinafter defined) and certain affiliates of the Takihyo Group to design, contract for the production of, and distribute the Donna Karan New York Collection for women, together with additional partnerships and corporations since established by Karan, Weiss and the Takihyo Group to engage in various aspects of the Issuer's business.


(2) a Corporation owned by Karan, Weiss, the Trust Under Trust Agreement for the Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan and the Trust Under Trust Agreement for the Benefit of Donna Karan.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on July 3, 1996, the Reporting Persons, by virtue of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names (based upon the number of Shares that were reported to be outstanding in the Issuer's prospectus dated June 27, 1996).

==============================================================================
        Name             Shares of Common Stock             Percentage
- -----------------------------------------------------------------------------
Donna Karan                  5,306,467(1)(2)                     24.7%
- -----------------------------------------------------------------------------
Stephan Weiss                5,306,467(2)(3)                     24.7%
- -----------------------------------------------------------------------------
==============================================================================

       (1)Includes 961,532 shares of Common Stock held by Weiss, 48,077 shares of Common Stock held by the Trust Under Trust Agreement for the Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, 192,306 shares of Common Stock held by the Trust Under
          Trust Agreement for the Benefit of Donna Karan, and 498,808 shares of Common Stock held by Gabrielle Studio, Inc. However, the Reporting Person disclaims beneficial ownership of such shares. Does not include nine shares of Class A Common Stock held by Karan.

       (2)Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are the subject of the Voting Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7. The Reporting Person disclaims beneficial ownership of such shares.

       (3)Includes 3,605,744 shares of Common Stock held by Karan, 48,077 shares of Common Stock held by the Trust Under Trust Agreement for the Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan for which Weiss serves as trustee, 192,306 shares of Common Stock held by the Trust Under Trust Agreement for the Benefit of Donna Karan, for which Weiss also serves as trustee, and 498,808 shares of Common Stock held by Gabrielle Studio, Inc. However, the Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 10% owner. Does not include nine shares of Class A Common Stock held by Weiss.

       (b) Karan has sole voting power over 3,605,744 shares of Common Stock and has shared voting power and power of disposition with Weiss over 498,808 shares of Common Stock held by Gabrielle Studio, Inc. Weiss has sole voting power over 961,532 shares of Common Stock and 192,306 shares of Common Stock held by the Trust Under Trust Agreement for the Benefit of Donna Karan for which he is trustee and 48,077 shares of Common Stock held by The Trust Under Trust Agreement for The Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan for which he is trustee, and has shared voting power and power of disposition with Karan over 498,808 shares of Common Stock of Gabrielle Studio, Inc. Each of Karan and Weiss however, disclaim beneficial ownership of the shares held by each other, by the Trust Under Trust Agreement for The Benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the Trust Under Trust Agreement for the Benefit of Donna Karan and by Gabrielle Studio, Inc.

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

       (a) Summary of Registration Rights Agreement-(See Exhibit B)

     The Issuer, Frank Mori, Christopher Mori, Heather Mori, Tomio Taki and Takihyo, Inc. (the "Takihyo Group"), Ms. Karan, Mr. Weiss, the Trust Under Trust Agreement for Donna Karan, the Trust Under Trust Agreement for Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan (the "KW Trusts"), and Gabrielle Studio, Inc. ("Gabrielle Studio", along with the KW Trusts, Ms. Karan and Mr. Weiss, the "Karan/Weiss Group") have entered into a Registration Rights Agreement. The Registration Rights Agreement grants to members of the Takihyo Group the right to demand on an aggregate of two occasions (the first of which shall not be earlier than six months after June 26, 1996 and the second of which shall not be earlier than 12 months after the effective date of the registration statement pertaining to any other offering of the Issuer's securities under the Securities Act) that the Issuer, at its expenses, register all or a portion of the shares which they own on July 3, 1996, subject to a minimum demand of 5% of the then outstanding shares of Common Stock. Upon receipt of a demand from a member of the Takihyo Group for the registration of Issuer shares, the Issuer (or its designee) shall have the option of purchasing the shares at the average of the closing market price during the 10 trading days before and the 10 trading days after the demand. The Registration Rights Agreement will also grant to the Karan/Weiss Group the right to request on one occasion (which cannot be earlier than the first anniversary of June 26, 1996) that the Issuer, at its expense, register all or a portion of the shares which the members of the Karan/Weiss Group own. In addition, the Takihyo Group and, in certain circumstances the Karan/Weiss Group, will have the right to join ("piggyback") in any registration statement filed by the Issuer with respect to an offering of any of its securities by it or on behalf of any of its securityholders.

     Pursuant to the Registration Rights Agreement, if the Takihyo Group makes a demand for the registration of any of the Issuer's shares at any time prior to the first anniversary of June 26, 1996, the Issuer may not include in such offering any of the Issuer's shares or any shares owned by any other securityholder of the Issuer if, in the good faith judgment of the managing underwriter of such offering, the inclusion of such shares would adversely affect the success of such offering or interfere with the successful marketing of, or require the exclusion of any portion of, the shares to be registered pursuant to the Takihyo Group's demand. If the Takihyo Group makes a demand for the registration of its shares on or after the first anniversary of June 26, 1996, the Issuer may elect to proceed with an offering of the Issuer's own shares. In such event, the demand of the Takihyo Group shall be deemed to be a request to exercise their "piggyback" rights and they together with the members of the Karan/Weiss Group, will be permitted to register and sell such number of shares (to be apportioned between the Takihyo Group and the Karan/Weiss Group pursuant to certain agreed upon allocations) as the underwriter of the Issuer's offering determines can be sold without adversely affecting the Issuer's offering. If the Issuer does not so elect, the members of the Karan/Weiss Group may elect to include certain of their shares in the Takihyo Group's offering, subject to certain limitations. If, more than one year after June 26, 1996, a member of the Karan/Weiss Group requests that the Issuer register shares owned by the Karan/Weiss Group, the Issuer may (but is not obligated to) elect to distribute its own shares to the public, in which event the members of the Karan/Weiss Group, together with the members of the Takihyo Group, may elect to include certain of their shares in the Issuer's offering, subject to certain limitations. If the Issuer does not so elect, the Issuer may (but is not obligated to) permit the members of the Takihyo Group to include certain of their shares in the offering of the Karan/Weiss Group, subject to certain limitations.

          (b) Summary of Voting Agreement - (See Exhibit C).

     The Voting Agreement is among the Issuer, Donna Karan, Stephan Weiss, Frank Mori and Tomio Taki. Pursuant to the Agreement, each of Donna Karan, Stephan Weiss, Frank Mori and Tomio Taki have agreed that, if a matter is presented to the holder of Class A Common Stock, Class B Common Stock, and Common Stock and the Class A Common Stock or Class B Common Stock is entitled to vote separately as a class with respect to such matter, each will vote his/her respective shares of Class A Common Stock or Class B Common Stock as nearly as possible in the same manner as the holder of a majority of the shares of Common Stock. The Voting Agreement also prohibits the pledge, hypothecation, sale, grant, grant of an option or other transfer of the shares of Class A Common Stock or Class B Common Stock or the assignment of any rights or delegation of any duties under the Voting Agreement unless the transferee or assignee or potential transferee or assignee agrees in writing to be bound by the terms of the Voting Agreement.

          (c) Summary of Stockholders' Agreement - (See Exhibit D).

     The Stockholders' Agreement is made among Issuer, members of the Takihyo Group and members of the Karan/Weiss Group. The parties to the Agreement have indicated their intention that the Issuer appoint two additional directors to the Board of Directors and that the Takihyo Group have the right to designate two members of the Board of Directors of the Issuer until such time after July 3, 1996 as the Takihyo Group sells any shares owned by it, whether by a registration statement, in a private sale or otherwise (other than the distribution of any shares of Common Stock of any member of the Takihyo Group to a person who as of the date of the Agreement is a shareholder of Takihyo Inc.). Thereafter, the Takihyo Group shall have the right to designate one member of the Board of Directors as long as the combined ownership of shares of Common Stock held by the Takihyo Group is not less than 10% of the then total outstanding Common Stock of the Issuer, except if either Tomio Taki or Frank Mori is eligible to serve and is serving as the designee of the Takihyo Group, then such person shall be entitled to continue to serve as a director as long as the combined ownership of shares of Common Stock held by the

Takihyo Group is not less than 5% of the outstanding stock of the Issuer. The parties to the Agreement have further agreed that the Takihyo Group designees shall not be Messrs. Taki or Mori, or any other person affiliated with the Takihyo Group, as long as the Takihyo Group has an ownership interest in, or such person is an officer or director of, Anne Klein & Company or any other competitor of the Issuer. The members of the Board of Directors first designated by the Takihyo Group shall become directors concurrent with the appointment of the fifth member of the Board of Directors. The Karan/Weiss Group has the right to designate Ms. Karan and Mr. Weiss as members of the Board of Directors. The Karan/Weiss Group also has the right to designate one additional member of the Board of Directors as long as the combined ownership of the shares of Common Stock held by the Karan/Weiss group is not less than 20% of the then total outstanding shares of Common Stock. The Karan/Weiss Group and the Takihyo Group agree to vote the shares of the Issuer owned by them for each others designees (and, in the case of the Takihyo Group, for Ms. Karan and Mr. Weiss) as directors. At such time as the Karan/Weiss Group or the Takihyo Group lose their rights to designate a director, the Karan/Weiss Group or the Takihyo Group, as applicable, shall direct one or more of its designees, as applicable, to promptly submit his resignation from the Board of Directors.

Item 7.   Material to be filed as Exhibits

     Exhibit A -- Joint Filing Agreement dated July 3, 1996.
     Exhibit B -- Side Letter to Registration Rights Agreement and
                  Registration Rights Agreement
     Exhibit C -- Stockholders' Agreement
     Exhibit D -- Voting Agreement relating to Class A & Class B Common
                  Stock

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1996


/s/ Donna Karan
- ----------------------------------
Donna Karan



/s/ Stephan Weiss
- ----------------------------------
Stephan Weiss

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per Share, of Donna Karan International Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of July, 1996.

/s/ Donna Karan
- ---------------------------------
Donna Karan





/s/ Stephen Weiss
- ---------------------------------
Stephan Weiss

<Ex-4>
                                   EXHIBIT B

                                  SIDE LETTER
                                      to
                         REGISTRATION RIGHTS AGREEMENT


          Reference is made to that certain Registration Rights Agreement (the "Registration Rights Agreement") by and among Donna Karan International Inc., a Delaware corporation (the "Company"), each of Frank R. Mori, Christopher Mori, Heather Mori, Tomio Taki and Takihyo Inc., a Delaware corporation (each, an "Investor" and, collectively, the "Investors"), and each of Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan (the "Karan/Weiss Trust"), the trust under trust agreement for the benefit of Donna Karan (the "Karan Trust", and, together with the Karan/Weiss Trust, the "KW Trusts"), and Gabrielle Studio, Inc., a New York corporation. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

          Pursuant to the terms of the Registration Rights Agreement, each of the undersigned hereby acknowledges and agrees that Exhibit A hereto, which sets forth the shares of Common Stock received by each of the Investors and the Shareholders pursuant to the Contribution Agreement, shall be attached to the Registration Rights Agreement on the Effective Date, and, as of the Effective Date, incorporated therein and made a part thereof for all purposes. The parties further acknowledge and agree that (i) upon the exercise of the Underwriters' Over-allotment Option (as defined in the Contribution Agreement), they shall not be required to amend and restate Exhibit A hereto, notwithstanding Section 2.12 of the Registration Rights Agreement, and

(ii) the reference in the second "whereas" clause in the recitals to the Registration Rights Agreement shall be deemed to refer to Exhibit A hereto.

          This Side Letter shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflict of laws principles, and may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this instrument
Agreement as of the     day of    , 1996.


                              DONNA KARAN INTERNATIONAL INC.


                              By:-------------------------
                                 Name:
                                 Title:


                              ----------------------------
                              Donna Karan


                              ----------------------------
                              Stephan Weiss


                              ----------------------------
                              Frank R. Mori


                              ----------------------------
                              Christopher Mori


                              ----------------------------
                              Heather Mori


                              ----------------------------
                              Tomio Taki


                              TAKIHYO INC.


                              By:-------------------------
                                 Frank R. Mori
                                 President

                              GABRIELLE STUDIO, INC.


                              By:-------------------------
                                 Donna Karan
                                 President


                              THE TRUST FOR THE BENEFIT OF LISA WEISS KEYES, COREY WEISS AND GABRIELLE KARAN


                              By:-------------------------
                                 Stephan Weiss
                                 Trustee


                              THE TRUST FOR THE BENEFIT OF DONNA KARAN


                              By:-------------------------
                                 Stephan Weiss
                                 Trustee

                          (Exhibit A to Side Letter)




Investor                                Registrable Securities


Takihyo Inc.                            3,183,881

Tomio Taki                              1,061,293

Frank R. Mori                             875,567

Christopher Mori                           92,863

Heather Mori                               92,863




Shareholder                             Shareholders' Shares

Donna Karan                             3,605,744

Stephan Weiss                             961,532

Karan/Weiss Trust                          48,077

Karan Trust                               192,306

Gabrielle Studio, Inc.                    498,808

<Ex-4>
                         REGISTRATION RIGHTS AGREEMENT


          This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of
this      day of         1996 among Donna Karan International Inc., a Delaware
corporation (the "Company"), each of Frank R. Mori, Christopher Mori, Heather Mori, Tomio Taki and Takihyo Inc., a Delaware corporation (each, an "Investor" and, collectively, the "Investors"), and each of Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan (the "Karan/Weiss Trust"), the trust under trust agreement for the benefit of Donna Karan (the "Karan Trust", and, together with the Karan/Weiss Trust, the "KW Trusts"), and Gabrielle Studio, Inc., a New York corporation (each, a "Shareholder" and, collectively, the "Shareholders").

                             W I T N E S S E T H:

          WHEREAS, the Investors are the legal and beneficial owners of the shares (together, the "Registrable Securities") of common stock, par value $.01 per share, of the Company (the "Common Stock") as set forth in Exhibit A hereto; and

          WHEREAS, the Shareholders are the legal and beneficial owners of the shares of Common Stock (together, the "Shareholders' Shares") as set forth in Exhibit B hereto; and

          WHEREAS, the Company has agreed to provide to the Investors and (i) each person controlling, controlled by or under common control with such Investor and (ii) their respective spouses, children (or trusts for any of their benefit) and estates (the Investors and any person or entity identified in (i) or (ii) above individually, an "Investor Holder", and, collectively, the "Investor Holders") the registration rights with respect to the Registrable Securities as set forth in this Agreement; and

          WHEREAS, the Company has agreed to provide to the Shareholders and
(i) each person controlling, controlled by or under common control with such Shareholder and (ii) their respective spouses, children (or trusts for any of their benefit) and estates (the Shareholders and any person or entity identified in (i) or (ii) above individually, a "DK Holder", and, collectively, the "DK Holders") the registration rights with respect to the Shareholders' Shares as set forth in this Agreement;

          NOW, THEREFORE, for and in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:


     1.   REGISTRATION RIGHTS

          1.1  Demand Registration.

          (a) If at any time, but not before the date that is six months after the effective date of an initial public offering of the Common Stock (the "IPO"), the Company shall receive a written request from any record Investor Holder or Investor Holders of Registrable Securities representing an aggregate of more than 5% of the then outstanding shares of Common Stock

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                                                    Page 19 of 51

requesting registration of such Registrable Securities under the Securities Act of 1933, as amended (the "Act"), the Company, at its option, either (i) on or prior to the 30th day following receipt of such written request, shall purchase or cause its designee to purchase such Registrable Securities from the Investor Holder or Investor Holders thereof at a price per Registrable Security equal to the average closing price of the Common Stock on the New York Stock Exchange during the 10 trading days immediately preceding the date of such written request and the 10 trading days immediately following the date of such written request, or (ii) promptly shall prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement under the Act covering such Registrable Securities which are the subject of such request and shall use its best efforts to cause such registration statement to become effective under the Act as expeditiously as possible.

               Upon the receipt of such request, the Company, if it elects to prepare and file with the Commission a registration statement under the Act covering such Registrable Securities, promptly shall give written notice to all other record Investor Holders of the Registrable Securities and to all other record DK Holders of the Shareholders' Shares that such registration is to be effected. (As used in this Agreement, the term "record Investor Holders" shall mean the Investors and those persons or entities as to whom or which the Investors shall have notified the Company (prior to the receipt of such request and in writing pursuant to Section 2.1) are Investor Holders, and the term "record DK Holders" shall mean the Shareholders and those persons or entities as to whom or which the Shareholders shall have notified the Company (prior to the receipt of such request and in writing pursuant to Section 2.1) are DK Holders.) The Company shall include in such registration statement such Registrable Securities for which it has received written requests to register from such other record Investor Holders and such Shareholders' Shares for which it has received written requests to register from such other record DK Holders within 30 days after the delivery of the Company's written notice to such other record Investor Holders and to such other record DK Holders. In the event that the Investor Holders of a majority of the Registrable Securities for which registration has been requested pursuant to this Section
1.1 determine for any reason not to proceed with such registration at any time before the registration statement has been declared effective by the Commission, and such registration statement, if theretofore filed with the Commission, is withdrawn with respect to the Registrable Securities covered thereby, and the Investor Holders of such Registrable Securities agree to bear their own expenses incurred in connection therewith and to reimburse the Company for the reasonable expenses incurred by it in connection with such registration of such Registrable Securities, then the Investor Holders of such Registrable Securities shall not be deemed to have exercised their rights to require the Company to register such Registrable Securities pursuant to this
Section 1.1. If a registration statement covering Registrable Securities for which the Investor Holders thereof have requested registration pursuant to this Section 1.1 is not declared effective under the Act for any other reason, including, without limitation, withdrawal of such registration statement by the Company other than at the request of the Investor Holders as set forth above, then the Investor Holders of such Registrable Securities shall not be deemed to have exercised their rights to require the Company to register such Registrable Securities pursuant to this Section 1.1, and all expenses incurred in connection with the preparation and filing of such registration statement shall be borne by the Company.

               (b) The obligations of the Company under this Section 1.1 with respect to the written request by the Investor Holders for registration of their Registrable Securities under the Act shall be limited to two registration statements which are declared effective under the Act by the Com-mission, the written request for the first of which shall not be given by the Investor Holders earlier than the date which is six months following the effective date of the IPO (the "First Demand"), and the written request for the second of which shall not be given by the Investor Holders earlier than the date which is 12 months after the effective date of any other offering of the Company's securities under the Act (the "Second Demand"). The Company shall pay the expenses described in Section 1.6 hereof for each registration statement filed on behalf of the Investor Holders pursuant to this Section 1.1, except for underwriting discounts and commissions payable with respect to the Registrable Securities sold on behalf of the Investor Holders thereof and any Shareholders' Shares sold on behalf of the DK Holders.

               (c) Subject to the provisions of paragraphs (e) and (f) below, if, at any time after any written request from the Investor Holders for registration of the Registrable Securities is received by the Company pursuant to this Section 1.1, the Company determines to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it or any of its security holders, including, without limitation, the DK Holders, such written request shall be deemed to have been given pursuant to Section 1.2 hereof rather than this Section 1.1, and the rights of the Investor Holders of Registrable Securities covered by such written request shall be governed by Section 1.2 hereof and shall not constitute an exercise by such Investor Holders of their rights to require registration under this Section 1.1.

               (d) If the registration of the Registrable Securities pursuant to this Section 1.1 is an underwritten offering of Registrable Securities, the managing underwriter of such offering shall be selected by the Investor Holders of a majority of the Registrable Securities for which registration has been requested and shall be reasonably acceptable to the Company. With respect to any such registration of the Registrable Securities pursuant to this Section 1.1 requested within the 12-month period following the IPO, neither the Company nor any other holder of securities of the Company may include securities in such registration if, in the good faith judgment of the managing underwriter of such offering, the inclusion of such securities would adversely affect the success of such offering or interfere with the successful marketing of the Registrable Securities, or require the exclusion of any portion of the Registrable Securities to be registered. Securities to be excluded from an underwritten public offering shall be selected in the manner provided in Section 1.2 below.

               (e) (i) If, at any time after the first anniversary of the effective date of the IPO, the Company shall receive a written request for the First Demand from the Investor Holders for registration of the Registrable Securities pursuant to this Section 1.1, the Company, at its option, may either (A) elect to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it, or (B) promptly prepare and file with the Commission a registration statement under the Act covering such Registrable Securities which are the subject of the First Demand and, in either event, shall use its best efforts to cause such registration statement to become effective under the Act as expeditiously as possible.

                    (ii) In the event the Company elects to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it in accordance with clause (A) of paragraph (e)(i), then:
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                                                    Page 21 of 51

          (A) such written request covering the First Demand shall be deemed to have been given pursuant to Section 1.2 hereof rather than this Section 1.1, and the rights of the Investor Holders of Registrable Securities covered by such written request shall be governed by
Section 1.2 hereof and shall not constitute an exercise by such Investor Holders of their rights to require registration under this Section 1.1; and

          (B) the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall, upon receipt of such written request, cause the requested number of Registrable Securities and Shareholders' Shares to be included in such registration statement.

          If, in the good faith judgment of the managing underwriter or underwriters of such offering, the inclusion of all the Registrable Securities and Shareholders' Shares requested for inclusion pursuant to this paragraph
(e)(ii) would adversely affect the success of such offering, reduce the number of securities of the Company (the "Company Securities") to be offered or interfere with the successful marketing of the Company Securities, then (1) the managing underwriter or underwriters will determine the aggregate number of Registrable Securities and Shareholders' Shares which, in its or their judgment, can be included without having such an effect (collectively, the "Balance") and (2) the number of Registrable Securities and Shareholders' Shares requested for inclusion in the offering will be reduced such that (a) the number of Registrable Securities included in such registration statement represents 75% of the Balance and (b) the number of Shareholders' Shares included in such registration statement represents 25% of the Balance. In the event of any such reduction, among the Investor Holders or DK Holders requesting shares to be included in such offering, as the case may be, the number of Registrable Securities or Shareholders' Shares shall be reduced on a pro rata basis based upon the number of such Investor Holder's Registrable Securities or such DK Holder's Shareholders' Shares with respect to which registration has been requested. In the event that the Investor Holders elect to include in such offering a number of Registrable Securities representing less than 75% of the Balance, then the DK Holders shall have the opportunity to include in such offering a number of Shareholders' Shares representing such number of Registrable Securities not elected to be included in such offering by the Investor Holders. In the event that the DK Holders elect to include in such offering a number of Shareholders' Shares representing less than 25% of the Balance, then the Investor Holders shall have the opportunity to include in such offering a number of Registrable Securities representing such number of Shareholders' Shares not elected to be included in such offering by the DK Holders.

                    (iii) In the event the Company elects to prepare and file with the Commission a registration statement under the Act covering such Registrable Securities which are the subject of the First Demand in accordance with clause (B) of paragraph (e)(i), then:

          (A) the rights of the Investor Holders of Registrable Securities covered by such written request shall be governed by this Section 1.1; and





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                                                    Page 22 of 51

          (B) the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall, upon receipt of such written request, cause the requested number of Registrable Securities and Shareholders' Shares to be included in such registration statement.

          The aggregate number of shares of Common Stock included in such registration statement (the "Shares Offered") shall be apportioned among Registrable Securities and Shareholders' Shares such that (1) the number of Registrable Securities included in such registration statement represents 75% of the Shares Offered and (2) the number of Shareholders' Shares included in such registration statement represents 25% of the Shares Offered.

               (f) (i) If, at any time after the first anniversary of the effective date of the IPO, the Company receives a written request for the Second Demand from the Investor Holders for registration of the Registrable Securities pursuant to this Section 1.1, the Company, at its option, may either (A) elect to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it, or (B) promptly prepare and file with the Commission a registration statement under the Act covering such Registrable Securities which are the subject of the Second Demand and, in either event, shall use its best efforts to cause such registration statement to become effective under the Act as expeditiously as possible.

                    (ii) In the event the Company elects to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it in accordance with clause (A) of paragraph (f)(i), then:

          (A) such written request for the Second Demand shall be deemed to have been given pursuant to Section 1.2 hereof rather than this Section 1.1, and the rights of the Investor Holders of Registrable Securities covered by such written request shall be governed by Section 1.2 hereof and shall not constitute an exercise by such Investor Holders of their rights to require registration under this Section 1.1; and

          (B) the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall, upon receipt of such written request, cause the requested number of Registrable Securities and Shareholders' Shares, to be included in such registration statement.

          If, in the good faith judgment of the managing underwriter or underwriters of such offering, the inclusion of all of the Registrable

Securities and the Shareholders' Shares requested for inclusion pursuant to this paragraph (f)(ii) would adversely affect the success of such offering, reduce the number of Company Securities to be offered or interfere with the successful marketing of the Company Securities, then (1) the managing underwriter or underwriters will determine the Balance and (2) the number of Registrable Securities and Shareholders' Shares requested for inclusion in the offering will be reduced such that (a) the number of Registrable Securities included in such registration statement represents two-thirds of the Balance and (b) the number of Shareholders' Shares included in such regis-tration statement represents one-third of the Balance. In the event of any such reduction, among the Investor Holders or DK Holders requesting shares to be included in such offering, as the case may be, the number of Registrable Securities or Shareholders' Shares shall be reduced on a pro rata basis based upon the number of such Investor Holder's Registrable Securities or such DK Holder's Shareholders' Shares with respect to which registration had been requested. In the event that the Investor Holders elect to include in such offering a number of Registrable Securities representing less than two-thirds of the Balance, then the DK Holders shall have the opportunity to include in such offering a number of Shareholders' Shares representing such number of Registrable Securities not elected to be included in such offering by the Investor Holders. In the event that the DK Holders elect to include in such offering a number of Shareholders' Shares representing less than one-third of the Balance, then the Investor Holders shall have the opportunity to include in such offering a number of Registrable Securities representing such number of Shareholders' Shares not elected to be included in such offering by the DK Holders.

                    (iii) In the event the Company elects to prepare and file a registration statement under the Act covering such Registrable Securities which are the subject of the Second Demand in accordance with clause (B) of paragraph (f)(i), then:

          (A) the rights of the Investor Holders of Registrable Securities covered by such written request shall be governed by this Section 1.1; and

          (B) the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall, upon receipt of such written request, cause the requested number of Registrable Securities and Shareholders' Shares to be included in such registration statement.

          The aggregate number of Shares Offered shall be apportioned among Registrable Securities and Shareholders' Shares such that (1) the number of Registrable Securities included in such registration statement represents 75% of the Shares Offered, and (2) the number of Shareholders' Shares included in such registration statement represents 25% of the Shares Offered.

          (g) (i) If, at any time after the first anniversary of the effective date of the IPO, the Company shall receive a written request from the DK Holders requesting registration under the Act of the Shareholders' Shares, the Company, at its option, may (but shall not be obligated to) either
(A) elect to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it, or (B) promptly prepare and file with the Commission a registration statement under the Act covering such Shareholders' Shares, and, in either event, shall use its best efforts to cause such registration statement to become effective under the Act as expeditiously as possible.

          Upon the receipt of such request, the Company, if it elects to prepare and file with the Commission a registration statement under the Act covering such Shareholders' Shares, promptly shall give written notice to all other record DK Holders of the Shareholders' Shares and all other record Investor Holders of the Registrable Securities that such registration is to be effected. The Company shall include in such registration statement such Shareholders' Shares for which it has received written requests to register from such other record DK Holders and such Registrable Securities for which it has received written requests to register from such other record Investor Holders within 30 days after the delivery of the Company's written notice to such other record DK Holders and such other record Investor Holders. In the event that the DK Holders of a majority of the Shareholders' Shares for which registration has been requested pursuant to this Section 1.1(g) determine for any reason not to proceed with such registration at any time before the registration statement has been declared effective by the Commission, and such registration statement, if theretofore filed with the Commission, is withdrawn with respect to the Shareholders' Shares covered thereby, and the DK Holders of such Shareholders' Shares agree to bear their own expenses incurred in connection therewith and to reimburse the Company for the reasonable expenses incurred by it in connection with such registration of such Shareholders' Shares, then the DK Holders of such Shareholders' Shares shall not be deemed to have exercised their rights to request the Company to register such Shareholders' Shares pursuant to this Section 1.1(g). If a registration statement covering Shareholders' Shares for which the DK Holders thereof have requested registration pursuant to this Section 1.1(g) is not declared effective under the Act for any other reason, including, without limitation, withdrawal of such registration statement by the Company other than at the request of the DK Holders as set forth above, then the DK Holders of such Shareholders' Shares shall not be deemed to have exercised their right to request the Company to register such Shareholders' Shares pursuant to this
Section 1.1(g), and all expenses incurred in connection with the preparation and filing of such registration statement shall be borne by the Company.

                    (ii) In the event the Company elects to proceed with the preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it in accordance with clause (A) of paragraph (g)(i), the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall, upon receipt of such written request, cause the requested number of Registrable Securities and Shareholders' Shares to be included in such registration statement. If, in the good faith judgment of the managing underwriter or underwriters of such offering, the inclusion of all the Registrable Securities and Shareholders' Shares requested for inclusion pursuant to this paragraph
(g)(ii) would adversely affect the success of such offering, reduce the number of Company Securities to be offered or interfere with the successful marketing of the Company Securities, then (1) the managing underwriter or underwriters will determine the Balance and (2) the number of Registrable Securities and Shareholders' Shares requested for inclusion in the offering will be reduced such that (a) the number of Registrable Securities included in such registration statement represents one-third of the Balance and (b) the number of Shareholders' Shares included in such registration statement represents two-thirds of the Balance. In the event of any such reduction, among the Investor Holders or DK Holders requesting shares to be included in such offering, as the case may be, the number of Registrable Securities or Shareholders' Shares shall be reduced on a pro rata basis based upon the number of such Investor Holder's Registrable Securities or such DK Holder's Shareholders' Shares with respect to which registration has been requested.
In the event that the Investor Holders elect to include in such offering a number of Registrable Securities representing less than one-third of the Balance, then the DK Holders shall have the opportunity to include in such offering a number of Shareholders' Shares representing such number of Registrable Securities not elected to be included in such offering by the Investor Holders. In the event that the DK Holders elect to include in such offering a number of Shareholders' Shares representing less than two-thirds of the Balance, then the Investor Holders shall have the opportunity to include in such offering a number of Registrable Securities representing such number of Shareholders' Shares not elected to be included in such offering by the DK Holders.

                    (iii) In the event the Company elects to prepare and file with the Commission a registration statement under the Act covering such Shareholders' Shares in accordance with clause (B) of paragraph (g)(i), the Company shall give written notice of such election to all record Investor Holders and to all record DK Holders, which notice shall offer to the Investor Holders and the DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares, as the case may be, as each Investor Holder and DK Holder, as the case may be, may request in writing within 30 days after receipt of such written notice from the Company. In connection therewith, the Company shall cause the requested number of Shareholders' Shares and, upon receipt of such written request from any Investor Holder, the requested number of Registrable Securities, to be included in such registration statement. The aggregate number of Shares Offered shall be apportioned among Registrable Securities and Shareholders' Shares such that (A) the number of Registrable Securities included in such registration statement represents one-third of the Shares Offered and (B) the number of Shareholders' Shares included in such registration statement represents two-thirds of the Shares Offered.

                    (iv) If the registration of Shareholders' Shares pursuant to this Section 1.1(g) is an underwritten offering of Shareholders' Shares, the managing underwriter of such offering shall be selected by the DK Holders of a majority of the Shareholders' Shares for which registration has been requested and shall be reasonably acceptable to the Company.

                    (v) In the event of any inclusion by the Investor Holders of their Registrable Securities in connection with a registration statement filed by the Company in accordance with this Section 1.1(g), the rights of the Investor Holders of Registrable Securities included in such offering shall be governed by Section 1.2 hereof and shall not constitute an exercise by such Investor Holders of their rights to require registration under this Section 1.1.

                    (vi) The DK Holders shall be entitled to one request for registration of their Shareholders' Shares under the Act pursuant to this paragraph (g), and the obligations, if any, of the Company and the rights of the Investor Holders under this paragraph (g) with respect to the written request by the DK Holders for registration of their Shareholders' Shares under the Act shall be limited to one registration statement which is declared effective under the Act by the Commission. The Company shall pay the expenses described in Section 1.6 hereof for any registration statement filed on behalf of the DK Holders pursuant to this Section 1.1, except for underwriting discounts and commissions payable with respect to the Shareholders' Shares sold on behalf of the DK Holders.

     1.2       "Piggyback" Registration Rights.

          (a) If at any time the Company shall determine to proceed with the preparation and filing of a registration statement under the Act with respect to any of its securities by it or on behalf of any of its security holders, including the Investor Holders or DK Holders (other than a registration state-ment on Form S-4 or S-8, or any form substituting therefor, or filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders or other limited purpose form), the Company will give written notice of such determination to all record Investor Holders of the Registrable Securities and all record DK Holders of the Shareholders' Shares, which notice shall offer to such Investor Holders and DK Holders the opportunity to register the number of Registrable Securities and Shareholders' Shares as each Investor Holder or DK Holder, as the case may be, may request. Upon the written request of a record Investor Holder of any of the Registrable Securities or a record DK Holder of any of the Shareholders' Shares given within 30 days after receipt of any such notice from the Company, the Company, except as otherwise provided in this Section 1.2, will use its best efforts to cause all such Registrable Securities and Shareholders' Shares, as the case may be, to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of Registrable Securities or Shareholders' Shares to be so registered; provided, however, that nothing herein shall prevent the Company from abandoning or delaying any such registration at any time. If any public offering pursuant to this Section 1.2 shall be underwritten in whole or in part, the Company will use its reasonable efforts to cause the managing underwriter or underwriters of such offering to permit such Registrable Securities or Shareholders' Shares requested for inclusion pursuant to this
Section 1.2 to be included in the offering on the same terms and conditions as any similar securities of the Company included therein. If such underwritten offering includes securities of the Company similar to the Registrable Securities or the Shareholders' Shares, then upon request by the Company and the managing underwriter or underwriters of such offering given to the Investor Holders of Registrable Securities and the DK Holders of Shareholders' Shares requested to be included in such offering prior to the effective date thereof, such Investor Holders and DK Holders shall enter into underwriting agreements with such underwriter or underwriters providing for the inclusion of such Registrable Securities and Shareholders' Shares in such offering on the terms and conditions reasonably agreed to by the Company, such underwriters, such Investor Holders and such DK Holders.

               (b)  Notwithstanding the foregoing:

                    (i) if, in the good faith judgment of the managing underwriter or underwriters of such public offering, the inclusion of the Shareholders' Shares requested for inclusion pursuant to this Section 1.2, together with any other securities of the Company which have similar "piggy-back" registration rights, would adversely affect the success of such offering, reduce the number of securities to be offered by the Company, Investor Holders or such offering security holders, as the case may be, or interfere with the successful marketing of the securities offered by the

Company, Investor Holders or such offering security holders, as the case may be, then no Shareholders' Shares shall be included in such underwritten public offering; and

                   (ii) if, in the good faith judgment of the managing underwriter or underwriters of such public offering, the inclusion of the Registrable Securities requested for inclusion pursuant to this Section 1.2, together with any other securities of the Company which have similar "piggyback" registration rights (collectively, the "Requested Securities"), would adversely affect the success of such offering, reduce the number of securities to be offered by the Company or such offering security holders, as the case may be, or interfere with the successful marketing of the securities offered by the Company or such offering security holders, as the case may be, the number of shares of Requested Securities otherwise to be included in the underwritten public offering may be reduced pro rata among the holders thereof or excluded in their entirety if so required by the managing underwriter or underwriters.

               (iii) To the extent only a portion of the Requested Securities is included in the underwritten public offering, those Requested Securities and Shareholders' Shares which are excluded from, and Registrable Securities and Shareholders' Shares the holders of which have not requested inclusion in, the underwritten public offering, shall be withheld from the market by the holders thereof for a period, not to exceed 180 days, which the managing underwriter reasonably determines is necessary in order to effect the underwritten public offering.

               (c) The holders of Requested Securities shall not be responsible for any expenses for any registration statement filed pursuant to this Section 1.2, including the expenses described in Section 1.6 hereof, except for underwriting discounts and commissions payable with respect to the Requested Securities sold on behalf of the holders thereof.

          1.3 Lock Up Provision. In connection with any underwritten public offering of the Company's securities subsequent to the IPO, each Investor Holder and each DK Holder hereby agrees to be subject to a lock-up for such period, not to exceed 180 days, following such public offering as may be required by the underwriter or underwriters of such underwritten public offering and to give such customary representations, opinions and indemnities in form and substance reasonably satisfactory to the managing underwriter or underwriters of the public offering. During such periods, each Investor Holder and each DK Holder agrees not to sell or otherwise transfer any shares of Common Stock (other than transfers to another Investor Holder or DK Holder, as applicable) without the prior written consent of such underwriter or underwriters.

          1.4 Registration Procedures. If and whenever the Company is required by the provisions of Section 1.1 or 1.2 to effect the registration of Registrable Securities or Shareholders' Shares under the Act, the Company will:

               (a) prepare and promptly file with the Commission a registration statement which includes such Registrable Securities or Shareholders' Shares and use its best efforts to cause such registration statement to become and remain effective until such Registrable Securities or Shareholders' Shares have been sold;

               (b) prepare and promptly file with the Commission such amendments and post-effective amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective and such registration statement and prospectus accurate and complete until the Registrable Securities or Shareholders' Shares have been sold, but in no event more than three months from the effective date of such registration statement;

               (c) if the offering is to be underwritten in whole or in part, enter into a written underwriting agreement, including customary representations, opinions and indemnities, in form and substance reasonably satisfactory to the managing underwriter or underwriters of the public offering, the Investor Holders of a majority of the Registrable Securities participating in such offering, and the DK Holders of a majority of the Shareholders' Shares participating in such offering;

               (d) furnish to the Investor Holders of Registrable Securities and the DK Holders of Shareholders' Shares included in such registration statement and to the underwriter or underwriters, if any, such number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such Investor Holders of Registrable Securities, underwriter or underwriters and DK Holders of Shareholders' Shares may reasonably request in order to facilitate the public offering of such securities;

               (e) furnish to the Investor Holders of Registrable Securities and DK Holders of Shareholders' Shares included in such registration statement copies of all correspondence between the Company and the Commission with respect to such registration statement;

               (f) use its reasonable efforts to register or qualify the Registrable Securities and, if applicable, Shareholders' Shares included in such registration statement under such state securities or "blue sky" laws of such jurisdictions as such Investor Holders of Registrable Securities and DK Holders of Shareholders' Shares may reasonably request in writing within 10 days following the original filing of such registration statement, except that
(i) the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified and (ii) the Company shall not have any obligation, in connection with a registration of Registrable Securities or Shareholders' Shares pursuant to Section 1.2 hereof, to register or qualify such Registrable Securities or Shareholders' Shares in any jurisdictions other than those in which it is registering or qualifying other securities of the Company being offered pursuant to such registration;

               (g) notify the Investor Holders of Registrable Securities and the DK Holders of Shareholders' Shares included in such registration statement, promptly after it shall receive notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

               (h) notify such Investor Holders of Registrable Securities and DK Holders of Shareholders' Shares promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information;

               (i) prepare and file with the Commission, promptly upon the request of any such Investor Holders of Registrable Securities or DK Holders of Shareholders' Shares, any amendments or supplements to such registration statement or prospectus which, due to a change in the information contained in such registration statement pertaining to the Investor Holders or the DK Holders or the manner in which the Investor Holders or the DK Holders intend to distribute their Registrable Securities or Shareholders' Shares in the opinion of counsel for such Investor Holders of Registrable Securities or DK Holders of Shareholders' Shares, is required under the Act or the rules and regulations thereunder in connection with the distribution of Registrable Securities by such Investor Holders or Shareholders' Shares by such DK Holders;

               (j) prepare and promptly file with the Commission and promptly notify such Investor Holders of Registrable Securities and DK Holders of Shareholders' Shares of the filing of an amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to the Registrable Securities or Shareholders' Shares is required to be delivered under the Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (k) in case any of such Investor Holders of Registrable Securities or DK Holders of Shareholders' Shares or any underwriter for any of such Investor Holders or DK Holders is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Act or the rules and regulations of the Commission, prepare promptly upon request such amendments or supplements to such registration statement and such prospectus as may be necessary in order for such prospectus to comply with the requirements of the Act and such rules and regulations;

               (l) notify such Investor Holders of Registrable Securities or DK Holders of Shareholders' Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

               (m) not file any registration statement or prospectus or any amendment or supplement to such registration statement or prospectus to which the Investor Holders of a majority of the Registrable Securities or the DK Holders of a majority of the Shareholders' Shares included or to be included in a registration have reasonably objected on the grounds that such registration statement or prospectus or amendment or supplement thereto does not comply in all material respects with the requirements of the Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least five business days prior to the filing thereof; provided, however, that the failure of such Investor Holders, DK Holders or their respective counsel to review or object to any registration statement or prospectus or any amendment or supplement to such registration statement or prospectus shall not affect the rights of such Investor Holders, DK Holders or their respective officers, directors, representatives, agents, partners, legal counsel, accountants or controlling persons or any underwriter or any controlling person of such underwriter under Section 1.7 hereof;

               (n) make available for inspection upon request by any Investor Holder of Registrable Securities or DK Holder of Shareholders' Shares covered by any such registration statement, by any managing underwriter of any distribution to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such Investor Holder, DK Holder or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably required by any such Investor Holder, DK Holder, underwriter, attorney, accountant or agent in connection with such registration statement; provided, however, that as a condition to making such information available, the Company may require any such Investor Holder, DK Holder and its respective representatives to enter into an appropriate confidentiality agreement;

               (o) at the request of any such Investor Holder of Registrable Securities or DK Holder of Shareholders' Shares, furnish on the effective date of the registration statement, and, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement relating thereto: (i) opinions, dated such respective dates, of the counsel representing the Company for the purposes of such registration, ad-dressed to the underwriter or underwriters, if any, and to the Investor Holder or Investor Holders of Registrable Securities and the DK Holder or DK Holders of Shareholders' Shares making such request, covering such matters with respect to the registration statement, the prospectus and each amendment or supplement thereto, proceedings under state and federal securities laws, other matters relating to the Company, the securities being registered and the offer and sale of such securities as are customarily the subject of opinions of issuer's counsel provided to underwriters in underwritten public offerings, and such opinions of counsel shall additionally cover such legal and factual matters with respect to the registration as such requesting Investor Holder or Investor Holders or DK Holder or DK Holders may reasonably request; and (ii) "cold comfort" letters, dated such respective dates, from the independent certified public accountants of the Company, addressed to the underwriter or underwriters, if any, and to the Investor Holder or Investor Holders of Registrable Securities and the DK Holder or DK Holders of Shareholders' Shares making such request, stating that they are independent certified public accountants within the meaning of the Act and dealing with such matters as the underwriters may request, or if the offering is not underwritten, that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Act, and additionally covering such other accounting and financial matters, including information as to the period ending not more than five business days prior to the date of such letter with respect to the registration statement and prospectus, as such requesting Investor Holder or Investor Holders or DK Holder or DK Holders may reasonably request; and

               (p) use its reasonable efforts to take all other steps necessary to effect the registration of the Registrable Securities and Shareholders' Shares contemplated hereby.


          1.5  Certain Obligations of the Investor Holders and the DK Holders.

               (a) The Company may require each Investor Holder of Registrable Securities and, if applicable, DK Holder of Shareholders' Shares as to which any registration is being effected to furnish to the Company such information regarding such Investor Holder, DK Holder or the distribution by such Investor Holder or DK Holder of such Registrable Securities or such

Shareholders' Shares, as applicable, as the Company may from time to time reasonably request, in each case, only as required by the Act.

               (b) Each Investor Holder of Registrable Securities and DK Holder of Shareholders' Shares agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 1.4(h), (j) and (l) hereof, such Investor Holder or, if applicable, DK Holder shall forthwith discontinue disposition of Registrable Securities or Shareholders' Shares, as applicable, pursuant to the registration statement including such Registrable Securities or Shareholders' Shares until such Investor Holder or, if applicable, DK Holder receives the copies of the supplemented or amended prospectus contemplated by Sections 1.4(h), (j) and
(l) hereof, and, if so directed by the Company, such Investor Holder or, if applicable, DK Holder will deliver to the Company (at the expense of the Company) all copies, other than permanent file copies then in such Investor Holder's or DK Holder's possession, of the prospectus covering such Registrable Securities or Shareholders' Shares, as applicable, current at the time of receipt of such notice. In the event the Company shall give any such notice in connection with such a registration statement, the Company shall keep such registration statement effective for the period commencing on the date when each Investor Holder of Registrable Securities and, if applicable, DK Holder of Shareholders' Shares included in such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Sections 1.4(h), (j) and (l) hereof and continuing thereafter for a number of days equal to the number of days which were remaining in the period during which the Company was otherwise required to keep such registration statement effective pursuant to Section 1.4(b) hereof on the date when the Company gave such notice pursuant to Sections 1.4(h), (j) or (l) hereof.

          1.6  Expenses.

               (a) With respect to the registrations requested by the Investor Holders or DK Holders pursuant to Section 1.1 hereof and the inclusion of Registrable Securities and Shareholders' Shares in a registration statement pursuant to Section 1.1 or Section 1.2 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company; provided, however, that each Investor Holder and each DK Holder shall bear its pro rata share of the underwriting discounts and commissions with respect to the Registrable Securities or Shareholders' Shares, respectively, sold on its behalf.

               (b) The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration and filing fees, all fees and expenses associated with filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD"), as may be required by the rules and regulations of the NASD, printing expenses, transfer taxes, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or "blue sky" laws of any jurisdictions in which the Registrable Securities and Shareholders' Shares, to be offered are to be registered and qualified. Fees and disbursements of counsel and accountants for the selling Investor Holders of Registrable Securities and for the selling DK Holders of Shareholders' Shares and any other expenses incurred by such selling Investor Holders or selling DK Holders not expressly included above shall be borne by the selling Investor Holders of Registrable Securities and the selling DK Holders of Shareholders' Shares, respectively.

          1.7  Indemnification.

               (a) The Company hereby agrees to indemnify and hold harmless each Investor Holder of Registrable Securities and each DK Holder of Shareholders' Shares which are included in a registration statement pursuant to the provisions of Section 1.1 or 1.2 hereof, its officers, directors, representatives, agents, partners, legal counsel and accountants, and any underwriter (as defined in the Act) for such Investor Holder or DK Holder and each person, if any, who controls such Investor Holder, DK Holder or such underwriter within the meaning of the Act (each, an "Indemnified Person"), from and against, and hereby agrees to reimburse such Indemnified Person with respect to, any and all claims, actions (actual or threatened), demands, loss, damage, liability, cost and expense to which such Indemnified Person may become subject under the Act or otherwise, insofar as such claims, actions (actual or threatened), demands, losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable in any such case to the extent that, and shall not be required to indemnify any Investor Holder or DK Holder to the extent that, any such claim, action, demand, loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of such Investor Holder or DK Holder in writing specifically for use in the preparation thereof.

               (b) Each Investor Holder of Registrable Securities and each DK Holder of Shareholders' Shares included in a registration pursuant to the provisions of Section 1.1 or 1.2 hereof hereby agrees, severally and not jointly, to indemnify and hold harmless the Company, its officers, directors, representatives, agents, any controlling person and any underwriter from and against, and hereby agrees to reimburse the Company, its officers, directors, representatives, agents, partners, legal counsel, accountants, any controlling person and any underwriter with respect to, any and all claims, actions, demands, loss, damage, liability, cost or expense to which the Company, its officers, directors, representatives, agents, partners, legal counsel, accountants, or any controlling person and/or any underwriter may become subject under the Act or otherwise, insofar as such claims, actions, demands, loss, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that such Investor Holder or DK Holder will be liable in any such case only to the extent that any such claim, action, demand, loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of such Investor Holder or DK Holder, any underwriter for such Investor Holder or DK Holder, and any controlling person of such Investor Holder or DK Holder in writing specifically for use in the preparation thereof.

               (c) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 1.7 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; provided, however, the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder, except to the extent that the defense of such action is materially prejudiced by such omission to so notify the indemnifying party. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (such approval of the choice of counsel not to be unreasonably withheld); provided, however, if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or in addition to those available to the indemnifying party, or if there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indem-nifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party shall be liable to an indemnified party for any settlement of any action or claim without the consent of the indemnifying party and no indemnifying party may unreasonably withhold its consent to any such settlement. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with re-spect to such claim or litigation.

               (d)  If the indemnification provided for in subsection (a) or
(b) of this Section 1.7 is held by a court of competent jurisdiction to be unavailable to a party to be indemnified with respect to any claims, actions, demands, losses, damages, liabilities, costs or expenses referred to therein, then each indemnifying party under any such subsection, in lieu of indemnifying such indemnified party thereunder, hereby agrees to contribute to the amount paid or payable by such indemnified party as a result of such claims, actions, demands, losses, damages, liabilities, costs or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such claims, actions, demands, losses, damages, liabilities, costs or expenses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Investor Holder of Registrable Securities or DK Holder of Shareholders' Shares shall be obligated to contribute pursuant to this subsection (d) shall be limited to an amount equal to the per share public offering price (less any underwriting discount and commissions) multiplied by the number of shares of Registrable Securities sold by such Investor Holder or the number of shares of Shareholders' Shares sold by such DK Holder, as applicable, pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which such Investor Holder or DK Holder has otherwise been required to pay in respect of such claim, action, demand, loss, damage, liability, cost or expense or any substantially similar claim, action, demand, loss, damage, liability, cost or expense arising from the sale of such Registrable Securities or Shareholders' Shares).

          No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution hereunder from any person who was not guilty of such fraudulent misrepresentation.

               (e)  In addition to its other obligations under this
Section 1.7, the Company further agrees to reimburse each Investor Holder of Registrable Securities and each DK Holder of Shareholders' Shares included in a registration statement pursuant to this Agreement (and each of such Investor Holder's or DK Holder's controlling persons, officers, directors, partners, legal counsel, accountants and underwriters (and controlling persons of such underwriters)) on a monthly basis for all reasonable legal fees and other expenses incurred in connection with investigating or defending any claim, action, investigation, inquiry or other proceeding arising out of or based upon any statement or omission, or any alleged statement or admission, described in subsection (a) of this Section 1.7, notwithstanding the possi-bility that such payments might later be held to be improper. To the extent that any payment is ultimately held to be improper, each person receiving such payment shall promptly refund such payment.

          1.8 Reporting Requirements Under the Exchange Act. When it is first legally required to do so, the Company agrees to register its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and agrees to keep effective such registration and to file timely such information, documents and reports as the Commission may require or prescribe under Section 13 of the Exchange Act. From and after the effective date of the first registration statement filed by the Company under the Act, the Company agrees to file timely (whether or not it shall then be required to do so) such information, documents and reports as the Commission may require or prescribe under Section 13 or 15(d) (whichever is applicable) of the Exchange Act. Upon becoming subject to the reporting requirements of either Section 13 or 15(d) of the Exchange Act, the Company forthwith upon request agrees to furnish to any Investor Holder of Registrable Securities and any DK Holder of Shareholders' Shares (a) a written statement by the Company that it has complied with such reporting requirements, (b) a copy of the most recent annual or quarterly report of the Company and (c) such other reports and documents filed by the Company with the Commission as such Investor Holder or DK Holder may reasonably request in availing itself of an exemption for the sale of Registrable Securities or Shareholders' Shares without registration under the Act. The Company acknowledges and agrees that the purposes of the requirements contained in this Section 1.8 are (a) to enable any such Investor Holder or DK Holder to comply with the current public information requirement contained in paragraph (c) of Rule 144 under the Act should such Investor Holder or DK Holder ever wish to dispose of any of the securities of the Company acquired by it without registration under the Act in reliance upon Rule 144 (or any other similar exemptive provision) and (b) to qualify the Company for the use of registration statements on Form S-3. In addition, the Company agrees to take such other measures and file such other information, documents and reports, as shall be required of it hereafter by the Commission as a condition to the availability of Rule 144 under the Act (or any similar exemptive provision hereafter in effect) and the use of Form S-3. The Company also covenants to use its best efforts, to the extent that it is reasonably within its power to do so, to qualify for the use of Form S-3.

          1.9 Future Registration Rights. For so long as any rights of any Investor Holder or any DK Holder remain outstanding under this Agreement and except (i) as expressly permitted by this Agreement or (ii) an underwriting agreement between the Company and one or more underwriters of securities in connection with an underwritten offering of the Company's securities, the Company shall not enter into any agreement to register any capital stock or similar security of the Company or any security (whether capital stock or indebtedness for borrowed money) convertible into or exchangeable for, with or without consideration, any capital stock or similar security of the Company, or any security (whether capital stock or indebtedness for borrowed money) carrying any warrant or right to subscribe to or purchase any capital stock or similar security of the Company, or any such warrant or right (collectively, "Equity Securities") under the Act unless such agreement specifically provides that (a) the holder of such Equity Securities may not participate in any registration requested pursuant to Section 1.1 hereof without the written consent of the Investor Holders who hold a majority of the Registrable Securities and the DK Holders who hold a majority of the Shareholders' Shares included in such registration unless (i) the sale of the Registrable Securities is to be underwritten on a firm commitment basis and the managing underwriter in its good faith judgment concludes that the public offering or sale of such Equity Securities would not cause the number of Registrable Securities, Shareholders' Shares and such Equity Securities to exceed the number which can be sold in such offering, and (ii) the Investor Holders of Registrable Securities and the DK Holders of the Shareholders' Shares shall have the right to participate, to the extent that they may request, in any registration statement initiated under a demand registration right exercised by the holder of such Equity Securities, except that if the managing underwriter of a public offering made pursuant to such a demand registration limits the number of shares of Common Stock to be sold in such offering, the participation of the Investor Holders of Registrable Securities, the DK Holders of the Shareholders' Shares and the holders of all other Common Stock (other than the Equity Securities held by such holder of Equity Securities) shall be pro rata based upon the number of shares of Registrable Securities, Shareholders' Shares and Common Stock held at the time of filing the registration statement, (b) the holder of such Equity Securities may not participate in any registration requested pursuant to Section 1.2 hereof if the sale of Registrable Securities or Shareholders' Shares is to be underwritten unless, if the managing underwriter limits the total number of securities to be sold in such offering, the holders of such Equity Securities and the Investor Holders and the DK Holders are entitled to participate in such underwritten distribution pro rata based upon the number of Equity Securities, Registrable Securities and Shareholders' Shares held at the time of filing the registration statement, and (c) all Equity Securities excluded from any registration as a result of the foregoing limitations shall not be included in such registration and may not be sold or otherwise transferred for such period as the managing underwriter of such registered distribution may request.

          1.10 Rights of Investor Holders and DK Holders. Each Investor Holder and each DK Holder shall have the absolute right to exercise or refrain from exercising any right or rights which such Investor Holder or DK Holder, as applicable, may have by reason of this Agreement, any Registrable Security or Shareholders' Share, including, without limitation, the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement effecting any such modification, and such Investor Holder or DK Holder shall not incur any liability to any other Investor Holder or DK Holder, as applicable, with respect to exercising or refraining from exercising any such right or rights.

     2.   GENERAL

          2.1 Notices. Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, addressed to the Company or any of the DK Holders at 550 Seventh Avenue, New York, New York 10018, Attention: Stephan A. Weiss or to any of the Investor Holders c/o Takihyo Inc., 205 West 39th Street, New York, New York 10018, Attention: Tomio Taki and Frank R. Mori. Notices shall be deemed to have been given three days after the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

          2.2 Amendments. This Agreement shall not be changed, modified or amended except by a writing signed by all parties hereto, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by all parties hereto.

          2.3 Successors, Etc. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

          2.4 Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York, without regard to principles of conflicts of law. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in New York City, and they hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York, New York and of the federal courts in the Southern District of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement or any acts or omissions relating to the transactions contemplated hereby, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth in Section 2.1 hereof or such other address as any party hereto shall furnish in writing to the other parties hereto.

          2.5 Waiver of Jury Trial. The parties hereto hereby waive trial by jury in any action or proceeding involving, directly or indirectly, any matter (whether sounding in tort, contract, fraud or otherwise) in any way arising out of or in connection with this Agreement or the transactions contemplated hereby.

          2.6 Legal Fees. In order to discourage frivolous claims the parties hereto agree that unless a claimant in any proceeding succeeds in establishing its claim and recovering a judgment against another party (regardless of whether such claimant succeeds against one of the other parties to the action), then the other party shall be entitled to recover from such claimant all of its legal costs and expenses relating to such proceeding and incurred in preparation therefor.

          2.7 Severability. The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.

          2.8 Waiver. It is agreed that a waiver by any party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

          2.9 Further Assurances. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

          2.10 Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

          2.11 Reliance on Notices. The Company shall be entitled to rely upon any notice, instruction or instrument by any Investor Holder or any DK Holder, as applicable, reasonably believed by the Company to be genuine and may assume that any person purporting to give any notice, instruction or instrument in connection with this Agreement on behalf of any Investor Holder or any DK Holder, as applicable, is authorized to do so.

          2.12 Effectiveness. This Agreement shall become effective (the "Effective Date") upon the consummation of the Offering, as defined in that certain Agreement and Plan of Contribution (the "Contribution Agreement"), dated as of the date hereof, among the Company, the Investor Holders and the DK Holders. On the Effective Date, the parties agree to execute and attach Exhibit A, which shall set forth the shares of Common Stock received by each of the Investor Holders and DK Holders pursuant to the Contribution Agreement. The parties further agree that upon the exercise of the Underwriters' Over-allotment Option (as defined in the Contribution Agreement), they shall execute and attach to this Agreement an amended and restated Exhibit A to reflect the receipt by the Investor Holders of any additional shares of Common Stock pursuant to the Contribution Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.


                              DONNA KARAN INTERNATIONAL INC.


                              By:------------------------
                                 Name:
                                 Title:


                              ---------------------------
                              Donna Karan


                              ---------------------------
                              Stephan Weiss


                              ---------------------------
                              Frank R. Mori


                              ---------------------------
                              Christopher Mori


                              ---------------------------
                              Heather Mori


                              ---------------------------
                              Tomio Taki


                              TAKIHYO INC.


                              By:------------------------
                                 Frank R. Mori
                                 President



                Signature Page to Registration Rights Agreement

                              GABRIELLE STUDIO, INC.


                              By:------------------------
                                 Donna Karan
                                 President


                              THE TRUST FOR THE BENEFIT OF LISA WEISS KEYES, COREY WEISS AND GABRIELLE KARAN


                              By:------------------------
                                 Stephan Weiss
                                 Trustee


                              THE TRUST FOR THE BENEFIT OF DONNA KARAN


                              By:------------------------
                                 Stephan Weiss
                                 Trustee

                Signature Page to Registration Rights Agreement

<Ex-4>

                              GABRIELLE STUDIO, INC.


                              By:------------------------
                                 Donna Karan
                                 President


                              THE TRUST FOR THE BENEFIT OF LISA WEISS KEYES, COREY WEISS AND GABRIELLE KARAN


                              By:-------------------------
                                 Stephan Weiss
                                 Trustee


                              THE TRUST FOR THE BENEFIT OF DONNA KARAN


                              By:-------------------------
                                 Stephan Weiss
                                 Trustee

          Signature Page to Registration Rights Agreement Side Letter

                                   EXHIBIT C



                            STOCKHOLDERS' AGREEMENT


          THIS AGREEMENT AMONG STOCKHOLDERS (the "Agreement") is made and
entered into as of the      day of        , 1996, by and among Donna Karan
International Inc., a Delaware corporation (the "Company"), each of Frank R. Mori ("Mori"), Christopher Mori, Heather Mori, Tomio Taki ("Taki") and Takihyo Inc., a Delaware corporation ("Takihyo") (collectively, the "Takihyo Group"), Donna Karan ("Karan"), Stephan Weiss ("Weiss"), Gabrielle Studio, Inc., a New York corporation, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan and the trust under trust agreement for the benefit of Donna Karan (collectively the "Karan/Weiss Group") (each member of the Takihyo Group and the Karan/Weiss Group, a "Stockholder" and collectively the "Stockholders").

                             W I T N E S S E T H:

          WHEREAS, the Company was incorporated under the laws of the State of Delaware on April 10, 1996 and, upon consummation of the Offering (as defined below) will have authorized capital consisting of 35,000,000 shares of common stock, par value $.01 per share (the "Common Stock");

          WHEREAS, the Company and the Stockholders have entered into an Agreement and Plan of Contribution (the "Contribution Agreement") dated the date hereof in order to accomplish a restructuring (the "Restructuring") of the businesses conducted by The Donna Karan Company, The Donna Karan Company Store, G.P., DK Footwear Partners, Donna Karan Studio and DSTF Japan Company, all general partnerships, Donna Karan (H.K.) Limited, a Hong Kong corporation and Donna Karan Italy, S.r.l. (collectively the "Donna Karan Companies"), in conjunction with the initial public offering (the "Offering") of the Company's Common Stock as an integrated plan pursuant to Section 351 of the Internal Revenue Code of 1986, as amended;

          WHEREAS, as part of the Restructuring and pursuant to the Contribution Agreement, upon the effectiveness of the Contribution Agreement, the Stockholders will contribute their respective equity interests in each of the Donna Karan Companies to the Company;

          WHEREAS upon consummation of the Offering, Taki and Mori will resign from the Board of Directors of the Company, which will result in such Board of Directors consisting of three members; and

          WHEREAS, as provided in that Section of the Company By-laws attached hereto as Exhibit I, the Company intends that a full Board of Directors of the Company (the "Board of Directors") consist of nine persons; and

          WHEREAS, the Company and the Stockholders desire to enter into this Agreement for the purpose of setting forth their respective rights and obligations in connection with the appointment and election of members of the Board of Directors.

          NOW, THEREFORE, for and in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do agree as follows:

               1. Board of Directors Appointment Rights

               (a)  The parties intend that:

               (i) within three months following the completion of the Offering, the Company will appoint to the Board of Directors two additional directors (neither of whom will be an officer or employee of the Company or any of its Affiliates) (as defined below) (each, a "Company Designated Director"); and

               (ii) thereafter, within six months following the consummation of the Offering, (1) the director designated by the Karan/Weiss Group pursuant to paragraph 1(e) of this Agreement shall become a member of the Board of Directors and (2) the Board of Directors shall appoint a third director who shall not be a designee or an officer or employee of an Affiliate of either the Takihyo Group or the Karan/Weiss Group (also a "Company Designated Director"). For purposes of this Agreement, the term "Affiliate" shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

               (b) The parties agree that the individuals designated as members of the Board of Directors by the Takihyo Group pursuant to paragraph 1(c) of this Agreement shall become members of the Board of Directors concurrently with the appointment of the second such Company Designated Director designated pursuant to paragraph 1(a)(i) hereof.

               (c) The Takihyo Group shall have the right hereunder to designate two members of the Board of Directors. The two members of the Board of Directors designated by the Takihyo Group shall serve until such time after the consummation of the Offering as any member of the Takihyo Group sells any shares of Common Stock owned by it, whether by a registration statement, in a private sale or otherwise (other than the distribution of any shares of Common Stock to a person who as of the date hereof is a shareholder of Takihyo). Thereafter, the Takihyo Group shall have the right hereunder to designate one member of the Board of Directors, as long as the combined ownership of shares of Common Stock held by the members of the Takihyo Group is not less than ten (10%) percent of the then total outstanding shares of Common Stock; provided, that if either Taki or Mori is eligible to serve, and is serving, as the designee of the Takihyo Group to the Board of Directors, then such person shall be entitled to continue to serve as a member of the Board of Directors for so long as the combined ownership of shares of Common Stock held by the members of the Takihyo Group is not less than five (5%) percent of the then total outstanding shares of Common Stock. Any person who is appointed a member of the Board of Directors as a designee of the Takihyo Group and who is not otherwise a signatory to this Agreement shall, as a condition of assuming such directorship, agree to observe the provisions of this paragraph 1(c).

               (d) Notwithstanding anything herein to the contrary, the Takihyo Group designees referred to in paragraph 1(c) of this Agreement shall not be Taki or Mori, or any other Affiliate of the Takihyo Group, as long as the Takihyo Group has an ownership interest in, or such person is an officer or director of, Anne Klein & Company or any other competitor of the Company. Absent such ownership interest or relationship, Taki or Mori shall be satisfactory designees of the Takihyo Group.

               (e) The Karan/Weiss Group shall have the right hereunder to designate Karan and Weiss as members of the Board of Directors. The Karan/Weiss Group shall also have the right hereunder to designate one additional member of the Board of Directors, as long as the combined ownership of the shares of Common Stock held by the members of the Karan/Weiss Group is not less than twenty (20%) percent of the then total outstanding shares of Common Stock. Any person who is appointed a member of the Board of Directors as an additional designee of the Karan/Weiss Group (other than Karan and Weiss) and who is not otherwise a signatory to this Agreement shall, as a condition of assuming such directorship, agree to observe the provisions of this paragraph 1(e).

               (f) As long as the Takihyo Group shall have the right hereunder to designate one or more members of the Board of Directors, each member of the Karan/Weiss Group agrees to vote the shares of Common Stock owned by it in favor of the election to the Board of Directors of the designee(s) of the Takihyo Group.

               (g) Each member of the Takihyo Group agrees to vote the shares of Common Stock owned by it in favor of the election to the Board of Directors of (i) each of Karan and (ii) Weiss and, for so long as the Karan/Weiss Group shall have the right hereunder to designate one or more members of the Board of Directors, the additional designee of the Karan/Weiss Group.

               (h) At such time as either the Karan/Weiss Group or the Takihyo Group shall lose its rights to designate one or more members of the Board of Directors (i.e., by virtue of a decrease in the ownership of Common Stock of such group) the Karan/Weiss Group or the Takihyo Group, as applicable, shall promptly direct one or more of its designees, as applicable, to promptly resign from the Board of Directors pursuant to paragraph 1(c) or paragraph 1(e) hereof, as applicable, notwithstanding the fact that such designee's term may not have expired.

               (i) Notwithstanding the foregoing provisions set forth in paragraphs 1(b) - 1(h) of this Agreement, any member of the Board of Directors designated by either the Karan/Weiss Group or the Takihyo Group (other than Karan, Weiss, Taki or Mori), must be reasonably satisfactory to a majority of the members of the then current Board of Directors.

               (j) The parties hereto hereby consent under Section 2.1 of the Bylaws of the Company to the increases and decreases in the number of directors of the Company expressly provided for herein.

               2. Effectiveness. This Agreement shall become effective upon or simultaneous with the consummation of the Offering.

               3. Miscellaneous Provisions

               (a) Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter.

               (b) Notices. Any notice hereunder shall be in writing and shall become effective if delivered or tendered either in person or by facsimile, when received (and, in the case of a facsimile, receipt of such facsimile is confirmed to the sender) or, if sent by mail, five business days after being deposited in the United States mail, in a sealed envelope, registered or certified, with first class postage prepaid, in each case, addressed to the person to whom such notice is being given at such person's address appearing on the records of the Company or such other address as may have been given by such person to the Company for the purposes of notice in accordance with this subsection.

               (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof.

               (d) Jurisdiction; Convenience of Forum. Each party to this Agreement, acting for itself and for its respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elects as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consents and subjects itself to the jurisdiction of, the courts of the State of New York located in New York City, and/or the United States District Court for the Southern District of New York, in respect of any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 3(b) hereof.

               (e) Successors. Any transferee, successor, or assignee, whether voluntary, by operation of law, or otherwise, of the Common Stock (other than a transferee who has purchased Common Stock in a registered public offering or pursuant to Rule 144 under the Securities Act of 1933, as amended) of the Company from a party to this Agreement (other than the Company) shall be subject to and bound by the terms and conditions of this Agreement as fully as though such person were a signatory hereto. The certificates representing the Common Stock held by the parties to this Agreement (other than the Company) shall bear a legend referring to this Agreement and the obligations hereunder.

               (f) Further Assurances. The Company and each of the Stockholders agree that during the term of this Agreement each such party shall take such actions as shall be reasonably necessary to effect the purposes of this Agreement.

               (g) Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law of any jurisdiction shall as to such jurisdiction be ineffective without affecting any other provision of this Agreement. To the full extent, however, that the provisions of such applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

               (h) Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no Stockholder will urge, as a defense, that there is an adequate remedy at law.

               (i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

               (j) Headings. The headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

               (k) Waiver. No waiver, whether express or implied, of any provision hereof, or of any breach or default thereof, shall constitute a continuing waiver of any such provision or of any other provision hereof.

               (l.) Amendments. This Agreement shall not be changed, modified or amended except by a writing signed by all parties hereto.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                              COMPANY:

                              DONNA KARAN INTERNATIONAL INC.

                              By:
                                 ----------------------------
                                 Name:
                                 Title:


                              STOCKHOLDERS:


                              -----------------------------------
                                         Tomio Taki


                              ------------------------------------
                                         Frank Mori


                              ------------------------------------
                                        Christopher Mori


                              ------------------------------------
                                        Heather Mori


                              TAKIHYO INC.

                              By:--------------------------------
                                 Name:
                                 Title:

                              -----------------------------------
                                         Donna Karan


                              -----------------------------------
                                        Stephan Weiss

                    (Signatures continued on the next page)
                  (Signature Page of Stockholders' Agreement
                     re: Board of Directors)

(Stockholders' Agreement Signatures continued from previous page)




                              GABRIELLE STUDIO, INC.


                              By:-------------------------------
                                 Name:  Stephan Weiss
                                 Title: Vice President



                              THE TRUST UNDER TRUST AGREEMENT
                              FOR THE BENEFIT OF DONNA KARAN


                              By:--------------------------------
                                 Stephan Weiss, as trustee


                              THE TRUST UNDER TRUST AGREEMENT FOR THE
                              BENEFIT OF LISA WEISS KEYES,
                              COREY WEISS AND GABRIELLE KARAN


                              By:--------------------------------
                                 Stephan Weiss, as trustee

                   (Signature Page of Stockholders' Agreement
                     re: Board of Directors)

                                   EXHIBIT I


                                Company By-Laws

<Ex-9>
                                   EXHIBIT D

                               VOTING AGREEMENT
                                   AGREEMENT


          AGREEMENT, dated as of July 3, 1996 (this "Agreement"), among Donna Karan, whose address is 550 Seventh Avenue, New York, New York 10018 ("Karan"), Stephan Weiss, whose address is 550 Seventh Avenue, New York, New York 10018 ("Weiss"), Tomio Taki, whose address is 205 West 39th Street, New York, New York 10018 ("Taki"), Frank R. Mori, whose address is 205 West 39th Street, New York, New York 10018 ("Mori" and, together with Karan, Weiss, and Taki, the "Stockholders"), and Donna Karan International Inc., a Delaware corporation (the "Company), whose address is 550 Seventh Avenue, New York, New York 10018.

                             W I T N E S S E T H:


          WHEREAS, each of Karan and Weiss owns nine shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company, and each of Taki and Mori owns one share of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Company; and

          WHEREAS, the Company proposes to offer publicly shares of its common stock, par value $.01 per share ("Common Stock"); and

          WHEREAS, the parties hereto wish to provide for an agreement relating to the voting by Karan and Weiss of their shares of Class A Common Stock and by Taki and Mori of their shares of Class B Common Stock following the issuance of the Common Stock;

          NOW, THEREFORE, the parties hereto agree as follows:

          Section 1. Voting Agreement. If a matter is presented to the holders of Class A Common Stock, Class B Common Stock, and Common Stock, and the Class A Common Stock or the Class B Common Stock is entitled to vote separately as a class with respect to such matter, then each of the Stockholders agrees to vote his or her shares of Class A Common Stock or Class B Common Stock (as the case may be) as nearly as possible in the same manner as the holders of a majority of the shares of Common Stock vote their shares with respect to such matter.
          Section 2. Restrictions on Transfer. None of the Stockholders shall pledge, hypothecate, give, sell, grant an option on, or otherwise transfer (other than pursuant to a merger or consolidation of the Company with another entity) any shares of Class A Common Stock or Class B Common Stock or assign any of his or her rights or delegate any of his or her duties hereunder unless, at or prior to the effective time thereof, the transferee or assignee or potential transferee or assignee shall agree in writing to be bound by the terms hereof.

          Section 3. Legend on Certificates. The following legend shall be noted conspicuously on all certificates representing the shares of Class A Common Stock or Class B Common Stock now outstanding or hereafter issued which are subject to the terms of this Agreement:

               "The shares of stock represented by this certificate are subject to restrictions on transfers and voting, as provided in an agreement, dated July 3, 1996, among the Company and certain of its stockholders, a copy of which is on file with the Secretary of the Company."

The Stockholders hereby agree to return their certificates evidencing shares of Class A Common Stock or Class B Common Stock (as the case may be), so that such legend may be placed thereon.

          Section 4. Further Action. At any time and from time to time, each of the Stockholders and the Company agrees to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

          Section 5. Modification. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

          Section 6. Notices. All notices and other communications given or made pursuant hereto shall be deemed to have been given or made if in writing and delivered personally, sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the addresses set forth in the preamble hereof or to such other persons or at such other addresses as shall be furnished by any party by like notice to the other, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed.

          Section 7. Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

          Section 8. Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. No Stockholder may sell, assign, transfer, or otherwise convey any of his or her rights or duties under this Agreement, except pursuant to
Section 2 hereof. The provisions of this Agreement shall be binding upon and inure to the benefit of the Stockholders and their respective permitted transferees, assigns, heirs, and personal representatives.

          Section 9. Jurisdiction. Each party hereto irrevocably consents to the jurisdiction of the courts of the State of New York located in New York City and the United States District Court for the Southern District of New York in connection with any action or proceeding arising out of or relating to this Agreement.

          Section 10. Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

          Section 11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflict of laws principles.

          IN WITNESS WHEREOF, the undersigned have set their names as of the date first set forth above.


- ------------------------------     -------------------------------
DONNA KARAN                        TOMIO TAKI


- -----------------------------      --------------------------------
STEPHAN WEISS                      FRANK R. MORI




                    DONNA KARAN INTERNATIONAL INC.


               By   --------------------------------
                    Name:
                    Title:

77825